AIRPORTS, ASSET ROTATION, UNITED KINGDOM Ferrovial announces an agreement for the sale of its 50% stake in AGS Airports Amsterdam, November 13, 2024.- Ferrovial announces that an agreement has been reached with Avialliance UK Limited for the sale of its entire stake (50%) in AGS Airports Holdings Limited (AGS), the parent company owning the Aberdeen, Glasgow and Southampton Airports. As part of the agreement, Macquarie (Ferrovial’s joint venture partner in AGS) will also sell its entire stake (50%) in AGS. The agreement values 100% of the stake at £900 million, representing the equity value for a 100% interest in AGS and is subject to certain closing adjustments and transaction costs. Net equity proceeds to Ferrovial will be determined at completion. This price represents an Enterprise Value (EV) estimated at £1,535 billion. Completion of the disposal is subject to satisfaction of applicable regulatory approvals and is expected to close in Q1 2025. The estimated capital gain to be recognized by Ferrovial at completion is around 290 million euros. About Ferrovial Ferrovial is one of the world’s leading infrastructure companies. The Company operates in more than 15 countries and has a workforce of over 24,000 worldwide. Ferrovial is triple listed on Euronext Amsterdam, the Spanish Stock Exchanges and Nasdaq and is a member of Spain’s blue-chip IBEX 35 index. It is part of the Dow Jones Sustainability Index and FTSE4Good, and all its operations are conducted in compliance with the principles of the UN Global Compact, which the Company adopted in 2002. For further information: Corporate Communications newsroom.ferrovial.com @ferrovial @ferrovial_es Spain Isabel Muñoz +34 660528832 mimunoz@ferrovial.com Ana García +34 676 14 18 25 ana.garcia@ferrovial.com UK Laura Brown 07595778605 lfbrown@ferrovial.com